REMSLEEP HOLDINGS, INC.

14175 Icot Boulevard, Suite 300

Clearwater, Florida 33760

June 16, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	RemSleep Holdings, Inc. Request to Withdraw Registration Statement on Form S-1 Filed June 15, 2022 File No. 333- 265610

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, RemSleep Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-265610), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Registrant has decided not to pursue the registration due to the timing considerations related to other of the Registrant’s current active matters.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Very truly yours,

/s/ Thomas J. Wood

Thomas J. Wood

Chief Executive Officer